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               [LETTERHEAD OF UNION PACIFIC RESOURCES GROUP INC.]


JACK L. MESSMAN
Chief Executive Officer and President



                                                                   July 10, 1997

Dear Pennzoil Shareholder:

                    UPR IS OFFERING YOU A SUBSTANTIAL PREMIUM

     On June 23, 1997, Union Pacific Resources offered to acquire the shares of Pennzoil Company at a substantial premium to both recent and historical trading prices of Pennzoil's stock. UPR has proposed to pay $84 in cash per Pennzoil share for 50.1% of Pennzoil's stock in the tender offer. This would be followed by a merger in which the remaining Pennzoil shares would be exchanged for UPR stock designed to provide the same $84 per share value. $84 represents a 41% premium over Pennzoil's closing share price on the last trading day before UPR made its offer, a 56% premium over the closing price 30 days prior to the offer and a 56% premium over the average closing price for the previous 12 months.

                            YOU MUST TAKE ACTION NOW

     We appreciate the enthusiastic support our proposal is receiving from Pennzoil shareholders. However, for you to realize the value of our proposal, you must clearly demonstrate to Pennzoil's Board of Directors your support by tendering your shares to UPR on or prior to July 21, 1997.

                    DON'T LET PENNZOIL'S BOARD "JUST SAY NO"

     We firmly believe that Pennzoil cannot, on its own, provide shareholders present value equal to UPR's offer. Yet, Pennzoil has repeatedly refused even to discuss our proposal and is attempting to "just say no" to our proposal by relying on its numerous anti-takeover defenses.

     Pennzoil is refusing to talk with UPR, despite Pennzoil's repeated failure, throughout the 1990s, to deliver shareholder value. In the seven years between the day in 1990 that the present CEO of Pennzoil took office and the day before we announced our offer in June 1997, Pennzoil's stock price declined 27%. During the same period, the Dow Jones Industrial Average nearly tripled.

           TENDER YOUR SHARES -- TELL PENNZOIL YOU SUPPORT UPR'S OFFER

     For you to realize the attractive value of UPR's $84 per share proposal, the most important message you can send to Pennzoil's management and Board of Directors is that you want them to accept UPR's proposal. The most effective way to convey that message is to tender your Pennzoil shares to UPR on or prior to July 21, 1997, when UPR's tender offer expires.

                    TO TENDER YOUR SHARES, DO THE FOLLOWING:

       o If your shares are held by a bank or broker, immediately contact your account executive at the firm that is holding your shares and instruct them to tender your shares.

       o If you hold the actual stock certificate, you should complete the enclosed letter of transmittal and, using the enclosed envelope, send it with your stock certificate to the Bank of New York, the depositary for the offer. If you desire assistance, call Morrow & Co., UPR's information agent, at 1-800-662-5200.

       o Beat the deadline -- to be counted, your tender must be received prior to midnight on July 21.

     Tendering your shares today can make the difference in persuading Pennzoil to accept UPR's proposal, which will deliver enhanced value for all Pennzoil shareholders.

                                                  Sincerely,


                                                  /s/ Jack L. Messman


                                                  Jack L. Messman

 P.S. If you have any questions at all, we urge you to call Morrow & Co. at 1-800-662-5200, who can assist you with the process of tendering your shares.